Exhibit 23

Consent of Independent Public Accountants

The Board of Directors
Brinker International:

We consent to the incorporation by reference in registration statement No. 333-42224 on Form S-8 of Brinker International of our report dated June 15, 2003 related to the statements of net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Brinker International, Inc. 401(k) Savings Plan and Trust.

     /s/  KPMG LLP

Dallas, Texas
June 28, 2003